Exhibit 99.13

Section G

THE QUÉBEC GOVERNMENT'S DEBT

Summary	G.3

1. Québec's debt	G.5

1.1 Different concepts of debt	G.5

1.2 Net debt	G.6

1.3 Gross debt	G.10

1.4 Debt representing accumulated deficits	G.14

1.5 The debt reduction objective and the Generations Fund	G.16

2. Financing	G.21

2.1 Financing program	G.21

2.2 Borrowings contracted in 2024-2025	G.23

2.3 Debt management strategy	G.27

2.4 Yield on the Québec government's securities	G.30

3. Pension plans and funds deposited by the Ministère des Finances with the Caisse de dépôt et placement du Québec	G.31

3.1 Net liability for pension plans	G.31

3.2 Returns on funds deposited with the Caisse de dépôt et placement du Québec	G.33

4. Credit ratings	G.35

4.1 Québec's credit ratings	G.35

4.2 Comparison of the credit ratings of Canadian provinces	G.36

APPENDIX: Report on the application of the Act to reduce the debt and establish the Generations Fund	G.39

G.1

SUMMARY

Québec has made notable progress in reducing its debt load in recent decades, even though it remains high.

As at March 31, 2025, Québec's net debt will stand at $235.8 billion, or 38.7% of GDP. This is lower than the pre-pandemic level, which was 40.9% of GDP as at March 31, 2020. As at March 31, 2021, during the pandemic, net debt to GDP stood at 43.1% of GDP.

In the face of economic uncertainty, the government is staying the course on wealth creation. It has chosen to support economic growth by increasing its public infrastructure investments and by championing measures to stimulate investment and innovation in businesses, enabling them to consolidate their competitive position. In this context, net debt to GDP will rise to 41.9% as at March 31, 2028. It will resume its downward trend starting in 2028-2029 due to, in particular, the improvement in the budgetary situation and deposits in the Generations Fund.

While the increase in investment calls for a review of debt reduction targets, the government is maintaining deposits in the Generations Fund and its objective of reducing the debt burden in the long term.

Over the past 24 months, the government has also increased its investments in public services, notably to improve working conditions for public and parapublic sector employees. Another recent significant event has been low runoff in Hydro-Québec's basins, which has reduced government revenue.

In this context, the government is adjusting its targets for reducing net debt to GDP by 2032-2033 from 33.0% to 35.5% and its target for reducing net debt to GDP by 2037-2038 from 30.0% to 32.5%.1

Net debt to GDP will increase until 2027-2028 due to, in particular, the significant increase in public infrastructure investments and some measures destined to businesses that will support economic growth in an uncertain environment.

The debt burden will subsequently resume its downward trend until reaching a new net debt reduction objective of 32.5% of GDP by 2037-2038.

_____________________________________

1  The Act to reduce the debt and establish the Generations Fund currently stipulates that, for fiscal 2037-2038, the net debt presented in the government's financial statements may not exceed 32.5% of GDP. This ratio corresponds to the maximum limit of a net debt reduction objective of 30% of GDP announced in the March 2023 budget speech. The government will propose raising this maximum limit to 35.0% of GDP, corresponding to a net debt reduction objective of 32.5% of GDP.

The Québec Government's Debt	G.3

In 2025-2026, revenues dedicated to the Generations Fund will stand at $2.2 billion. They will reach $2.8 billion in 2029-2030. The balance of the Generations Fund, which will be $16.8 billion as at March 31, 2025, is expected to reach $26.9 billion as at March 31, 2030, representing 9.3% of net debt.

The uncertain economic context, the evolution of interest rates and the high level of debt require prudence and the sound management of public finances, since higher-than-anticipated interest rates would have a substantial impact on the financial framework.

❏ The benefits of reducing the debt burden

The government is maintaining its objective of reducing the debt burden in the long term. Thanks in particular to a return to a balanced budget by 2029-2030 and continued deposits in the Generations Fund, the net debt burden will resume a downward trajectory starting in 2028-2029.

Reducing the debt burden contributes to economic growth by creating a climate of confidence conducive to private investment and higher productivity.

In addition to supporting collective prosperity, reducing the debt burden will allow Québec to:

- contribute to intergenerational fairness;

- ensure stable funding for the government's main missions, including health and education;

- cope with the costs associated with an aging population;

- implement measures to fight climate change;

- continue to fund substantial investments in public infrastructure;

- ease the tax burden on Quebecers;

- counter a new recession;

- increase its financial autonomy within the federation.

G.4	Budget 2025-2026 Budget Plan

1. QUÉBEC'S DEBT

1.1 Different concepts of debt

A number of different concepts of debt are used to measure a government's indebtedness.

- Gross debt corresponds to the debt on financial markets, plus the commitments made with regard to the retirement plans of government employees. The balance of the Generations Fund is subtracted from gross debt.

- As at March 31, 2025, Québec's gross debt will stand at $258.4 billion, or 42.4% of GDP.

- Net debt corresponds to the government's liabilities as a whole, less its financial assets.

- As at March 31, 2025, Québec's net debt will stand at $235.8 billion, or 38.7% of GDP.

- Debt representing accumulated deficits corresponds to the difference between the government's assets and liabilities. It is the debt that does not correspond to any assets. This is the concept that the federal government uses to present the change in its debt.

- As at March 31, 2025, the debt representing Québec's accumulated deficits will stand at $126.1 billion, or 20.7% of GDP.

TABLE G.1

Québec government debt as at March 31 according to different concepts (millions of dollars, unless otherwise indicated)
	2024	2025	2026
GROSS DEBT(1)	245 832	258 369	279 634
% of GDP	42.4	42.4	44.4
Less: Financial assets, net of other liabilities(2)	−25 816	−22 543	−24 631
NET DEBT	220 016	235 826	255 003
% of GDP	38.0	38.7	40.4
Less: Non-financial assets	−101 711	−109 739	−117 782
DEBT REPRESENTING ACCUMULATED DEFICITS	118 305	126 087	137 221
% of GDP	20.4	20.7	21.8

(1) Gross debt excludes pre-financing and takes into account the amounts accumulated in the Generations Fund.

(2) Financial assets include, in particular, investments in government enterprises (e.g., Hydro-Québec) and accounts receivable minus other liabilities (e.g., accounts payable).

The Québec Government's Debt	G.5

1.2 Net debt

Net debt corresponds to the government's liabilities minus its financial assets.

As at March 31, 2025, Québec's net debt will stand at $235.8 billion, or 38.7%
of GDP. This increase over the previous year is due to the budgetary deficit and investments in public infrastructure. Net debt to GDP is expected to continue increasing until 2027-2028. A gradual reduction is expected as of 2028-2029 tied to, in part, the improved budgetary situation.

TABLE G.2

Factors responsible for the change in net debt (millions of dollars, unless otherwise indicated)
	Debt, beginning of year	Accounting deficit (surplus)(1)	Net capital investments	Accounting adjustments(2)	Total change	Debt, end of year	% of GDP
2023-2024	208 820	5 994	8 238	−3 036	11 196	220 016	38.0
2024-2025	220 016	8 078	8 028	−296	15 810	235 826	38.7
2025-2026	235 826	11 430	8 043	−296	19 177	255 003	40.4
2026-2027	255 003	7 126	8 602	−296	15 432	270 435	41.5
2027-2028	270 435	3 173	9 276	−296	12 153	282 588	41.9
2028-2029	282 588	−1 150	5 289	−296	3 843	286 431	41.0
2029-2030	286 431	−2 897	4 911	−296	1 718	288 149	39.8

(1) From 2027-2028 to 2029-2030, the accounting balance includes the gap to be bridged.

(2) Accounting adjustments include the impact of revaluation elements on net debt. As at March 31, 2024, the reduction in net debt is mainly due to revaluation gains related to government enterprises.

G.6	Budget 2025-2026 Budget Plan

Net capital investments

Net capital investments consist of the government's gross investments minus depreciation expenses.

Even though gross investments have an impact on debt, net capital investments are presented in the factors responsible for the change in the debt due to the fact that depreciation expenses are included in the accounting balance.

From 2025-2026 to 2029-2030, net capital investments will increase net debt by $7.2 billion per year on average. A reduction is expected in 2028-2029 tied to the reduction in annual investments under the Québec Infrastructure Plan.

Net capital investments (millions of dollars)
	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030
Gross investments(1)	13 548	13 894	14 662	15 597	12 072	12 348
Less: Depreciation(2)	−5 520	−5 851	−6 060	−6 321	−6 783	−7 437
TOTAL	8 028	8 043	8 602	9 276	5 289	4 911
(1) These investments exclude the Québec government's contribution to the projects of partners (e.g., municipalities), whereas this contribution is included in the annual investments of the Québec Infrastructure Plan and portfolio expenditures.
(2) Depreciation is included in portfolio expenditures.

The Québec Government's Debt	G.7

❏ The net debt burden will resume its downward trend starting in 2028-2029

The net debt burden will stand at 40.4% of GDP as at March 31, 2026. This is lower than the pre-pandemic level, which was 40.9% of GDP as at March 31, 2020.
As at March 31, 2021, during the pandemic, net debt to GDP stood at 43.1% of GDP.

Net debt to GDP will increase until 2027-2028, due to, in particular, the significant investments in public infrastructure needed to stimulate economic growth in an uncertain environment. It will then fall back to 39.8% of GDP as at March 31, 2030. This will be much lower than the peak reached in 2012-2013, at 53.9% of GDP.

CHART G.1 Net debt as at March 31
(percentage of GDP)

G.8	Budget 2025-2026 Budget Plan

❏ Comparison of the net debt of governments in Canada

As at March 31, 2024, Québec's net debt burden stood at 38.0% of GDP, compared with the provincial average of 28.8%.2 Excluding the least indebted province, Alberta, and the most indebted province, Newfoundland and Labrador, this average rises to 32.1%.

Québec is one of Canada's most indebted jurisdictions and aims to reduce its net debt to GDP to 32.5% by 2037-2038.

CHART G.2 Net debt of governments in Canada as at March 31, 2024
(percentage of GDP)

(1) GDP-weighted average.

(2) GDP-weighted average excluding the least indebted province, Alberta, and the most indebted province, Newfoundland and Labrador.

Sources: Governments' public accounts and Statistics Canada.

_____________________________________

2  Provincial average as at March 31, 2023 was 28.6%.

The Québec Government's Debt	G.9

1.3 Gross debt

Gross debt corresponds to the amount of debt contracted on financial markets (direct debt) plus the net liability for the pension plans and other future benefits of public and parapublic sector employees, minus the balance of the Generations Fund.

The gross debt burden will stand at 42.4% of GDP as at March 31, 2025. An increase in gross debt to GDP is forecast by 2027-2028, due in particular to the significant investments in public infrastructure needed to stimulate economic growth in an uncertain environment. Gross debt to GDP will then fall to 45.0% as at March 31, 2030.

Furthermore, as of 2027-2028, sums accumulated to pay the retirement benefits of government employees are projected to exceed the government's liability in this regard.

TABLE G.3

Gross debt as at March 31 (millions of dollars, unless otherwise indicated)
	2024	2025	2026	2027	2028	2029	2030
Direct debt	260 670	271 893	294 095	316 924	336 322	348 521	359 274
Plus: Pension plans and other employee future benefits(1)	3 620	3 288	2 028	293	−1 568	−4 051	−7 078
Less: Generations Fund	−18 458	−16 812	−16 489	−18 891	−21 413	−24 061	−26 857
GROSS DEBT	245 832	258 369	279 634	298 326	313 341	320 409	325 339
% of GDP	42.4	42.4	44.4	45.8	46.5	45.9	45.0

(1) A positive entry represents a net liability while a negative entry represents a net asset.

G.10	Budget 2025-2026 Budget Plan

The proportion of revenue dedicated to debt service will remain at historically low levels
The gross debt and debt service as proportions of revenue are two key financial indicators monitored by credit rating agencies. Debt service as a proportion of revenue, which will stand at 6.2% in 2025-2026, is expected to increase slightly in future years. It will remain well below the level reached in the early 2010s.

Gross debt as at March 31 (percentage of revenue)	Debt service (percentage of revenue)

The uncertain economic context, the evolution of interest rates and the high level of debt require prudence and the sound management of public finances, because higher-than-anticipated interest rates would have a substantial impact on the financial framework.

A greater-than-anticipated rise in interest rates of 1 percentage point over a full year would increase interest expenditure by $496 million in the first year and by $1.8 billion in the fifth year.

The impact is increasing, as only a portion of the debt is refinanced each year. The average maturity of the debt was 11 years as at March 31, 2024.

Such a rise in interest rates starting in 2025-2026 would put the proportion of revenue dedicated to debt service at 7.7% in 2029-2030, compared to the currently anticipated ratio of 6.8%. An interest rate cut of 1 percentage point as of 2025-2026 would decrease this share to 5.8% in 2029-2030.

Impact on interest expenditure of a 1-percentage-point rise in interest rates (millions of dollars)
	1st year	2nd year	3rd year	4th year	5th year
Impact	496	888	1 208	1 491	1 771

The Québec Government's Debt	G.11

TABLE G.4

Factors responsible for the change in the Québec government's gross debt (millions of dollars, unless otherwise indicated)
	Debt, beginning of year	Accounting deficit (surplus)(1)	Investments, loans and advances	Net capital investments	Other factors(2)	Total change	Debt, end of year	% of GDP
2023-2024	226 344	5 994	2 328	8 238	2 928	19 488	245 832	42.4
2024-2025	245 832	8 078	1 998	8 028	−5 567	12 537	258 369	42.4
2025-2026	258 369	11 430	3 278	8 043	−1 486	21 265	279 634	44.4
2026-2027	279 634	7 126	3 193	8 602	−229	18 692	298 326	45.8
2027-2028	298 326	3 173	2 612	9 276	−46	15 015	313 341	46.5
2028-2029	313 341	−1 150	2 385	5 289	544	7 068	320 409	45.9
2029-2030	320 409	−2 897	2 246	4 911	670	4 930	325 339	45.0

(1) From 2027-2028 to 2029-2030, the accounting balance includes the gap to be bridged.

(2) The decrease in gross debt in 2024-2025 is due to the disposition of temporary investments acquired in the previous year.

G.12	Budget 2025-2026 Budget Plan

Investments, loans and advances

The government makes investments, in the form of investments, loans and advances, in private businesses, in particular through the Economic Development Fund (EDF)[1] as well as in state-owned enterprises.

A state-owned enterprise may be authorized to keep part of its net earnings.

- For example, every year, Hydro-Québec pays the government a dividend corresponding to 75% of its net earnings. Hydro-Québec uses the portion of net earnings not paid to the government (25%) to finance its requirements.

For the government, this constitutes an investment that creates a financial requirement and thus an increase in gross debt.

1 From 2024-2025 to 2029-2030, the EDF's net acquisitions of investments and loans average close to $530 million annually.

The Québec Government's Debt	G.13

1.4 Debt representing accumulated deficits

Debt representing accumulated deficits consists of accumulated deficits figuring in the government's financial statements. It is the debt that does not correspond to any assets. The federal government uses this concept to present the change in its debt.

As at March 31, 2025, the debt representing Québec's accumulated deficits will stand at $126.1 billion, or 20.7% of GDP.

Due to budgetary deficits, the debt burden representing accumulated deficits will increase until 2026-2027. It will decrease as of 2027-2028 to stand at 19.7% of GDP as at March 31, 2030.

TABLE G.5

Factors responsible for the change in debt representing accumulated deficits (millions of dollars, unless otherwise indicated)
	Debt, beginning of year	Accounting deficit (surplus)(1)	Accounting adjustments(2)	Total change	Debt, end of year	% of GDP
2023-2024	114 936	5 994	−2 625	3 369	118 305	20.4
2024-2025	118 305	8 078	−296	7 782	126 087	20.7
2025-2026	126 087	11 430	−296	11 134	137 221	21.8
2026-2027	137 221	7 126	−296	6 830	144 051	22.1
2027-2028	144 051	3 173	−296	2 877	146 928	21.8
2028-2029	146 928	−1 150	−296	−1 446	145 482	20.8
2029-2030	145 482	−2 897	−296	−3 193	142 289	19.7

(1) From 2027-2028 to 2029-2030, the accounting balance includes the gap to be bridged.

(2) Accounting adjustments include the impact of revaluation elements on debt representing accumulated deficits. As at March 31, 2024, the reduction in debt representing accumulated deficits is mainly due to revaluation gains related to government enterprises.

G.14	Budget 2025-2026 Budget Plan

Québec's public sector debt

The public sector debt includes the government's gross debt, the debt of Hydro-Québec, the debt of municipalities as well as the debt of universities other than the Université du Québec and its constituents. This debt has served, in particular, to fund public infrastructure, such as roads, schools, hospitals, hydroelectric dams and water treatment plants.

As at March 31, 2025, Québec's public sector debt will stand at $350.5 billion, or 57.5% of GDP. These figures must, however, be seen in perspective, for they do not take into account the economic value of certain assets held by the government, such as Hydro-Québec, the Société des alcools du Québec and Loto-Québec.

Public sector debt as at March 31 (millions of dollars, unless otherwise indicated)
	2021	2022	2023	2024	2025
Government's gross debt	211 441	211 198	226 344	245 832	258 369
Hydro-Québec	44 831	46 225	49 438	53 537	57 146
Municipalities	30 020	31 263	30 952	32 414	33 436
Universities other than the Université du Québec and its constituents	1 452	1 379	1 463	1 519	1 519
PUBLIC SECTOR DEBT	287 744	290 065	308 197	333 302	350 470
% of GDP	63.8	57.2	55.9	57.5	57.5

The Québec Government's Debt	G.15

1.5 The debt reduction objective and the Generations Fund

❏ New debt reduction targets

Québec has made notable progress in reducing its debt load in recent decades, even though it remains high.

The Act to reduce the debt and establish the Generations Fund was adopted in 2006. By reducing the debt burden, it aims to ensure the long-term financing of the government's main missions as well as a prosperous tomorrow for future generations.

As of 2010, the Act stated that, for fiscal 2025-2026, the gross debt must not exceed 45% of GDP, while the debt representing accumulated deficits must not exceed 17% of GDP. These objectives were set following the 2008 financial crisis and changes to government accounting, which made it impossible to reach the targets established in 2006.

In March 2023, the government announced the replacement of these targets by net debt reduction targets, which were confirmed in December 2023 in the Act to reduce the debt and establish the Generations Fund.

- Unlike the gross debt, the net debt subtracts financial assets that will ultimately be used to reduce the debt on financial markets3 As at March 31, 2026, net debt to GDP is expected to stand at 40.4%, compared with 44.4% for gross debt.

Nevertheless, developments in the budgetary situation since the March 2023 budget call for a review of the debt reduction targets.4

- Over the past 24 months, the government has increased its public infrastructure investments and invested in public services, notably to improve working conditions for public and parapublic sector employees. Budget 2025-2026 also includes measures to stimulate business investment and innovation. Another recent significant event has been low runoff in Hydro-Québec's basins, which has reduced government revenue.

- In this context, the government is adjusting its targets for reducing net debt to GDP by 2032-2033 from 33.0% to 35.5% and its target for reducing net debt to GDP by 2037-2038 from 30.0% to 32.5%. Given the difficulty of forecasting how the economy will change over the long term, the government is continuing to provide an interval for these two targets.

TABLE G.6

The new debt reduction targets

	Targets announced in March 2023	New targets
Net debt by 2032-2033 (intermediate target)	33% of GDP (±2.5% of GDP)	35.5% of GDP (±2.5% of GDP)
Net debt by 2037-2038	30% of GDP (±2.5% of GDP)	32.5% of GDP (±2.5% of GDP)

_____________________________________

3  However, the Generations Fund is also subtracted from gross debt.

4  For this purpose, the government will propose amendments to the Act to reduce the debt and establish the Generations Fund.

G.16	Budget 2025-2026 Budget Plan

The Ministère des Finances conducts detailed five-year debt forecasts. For information purposes, a projection of the net debt-to-GDP ratio has been made up to 2037-2038.

Based on this projection, it is expected that:

- net debt to GDP will stand at 36.7% as at March 31, 2033, below the new maximum limit of 38.0% of GDP;

- net debt to GDP will stand at 32.4% as at March 31, 2038, below the new maximum limit of 35.0% of GDP.

CHART G.3 Net debt projection as at March 31
(percentage of GDP)

Note: The dotted lines represent the interval established by the government.

The Québec Government's Debt	G.17

❏ Deposits in the Generations Fund

Since 2006, the Generations Fund is an important pillar of the debt reduction strategy.

In accordance with the changes made to the Act to reduce the debt and establish the Generations Fund in December 2023, three sources of revenue are now dedicated to the Generations Fund:

- water-power royalties, which are paid by Hydro-Québec and private hydroelectricity producers;5

- an additional contribution from Hydro-Québec, set at $650 million per year, taken from the dividend paid by Hydro-Québec to the government;

- income generated by the investment of the sums making up the Generations Fund.

In 2025-2026, revenues dedicated to the Generations Fund will stand at $2.2 billion. They will rise to $2.8 billion in 2029-2030 and $4.2 billion in 2037-2038.

As at March 31, 2025, the balance of the Generations Fund will stand at $16.8 billion, which is 7.1% of net debt.

Withdrawals from the Generations Fund to repay borrowings will stand at $2.5 billion in 2025-2026. They amounted to $4.4 billion in 2024-2025.6

Withdrawals serve to reduce the financing program and alleviate debt service.

_____________________________________

5 Under the Watercourses Act (CQLR, chapter R-13), every holder of hydraulic powers in Québec is required to pay royalties, based in part on the amount of electricity generated.

6  As announced in Budget 2024-2025, these withdrawals include an additional deposit of $400 million to the Generations Fund, drawn from a portion of the accumulated surplus of the Territorial Information Fund of the Ministère des Ressources naturelles et des Forêts.

G.18	Budget 2025-2026 Budget Plan

TABLE G.7

Generations Fund (millions of dollars, unless otherwise indicated)
	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030
Book value, beginning of year(1)	18 458	16 812	16 489	18 891	21 413	24 061
Dedicated revenues
Water-power royalties
Hydro-Québec	736	757	880	892	904	933
Private producers	115	121	124	126	129	131
Subtotal	851	878	1 004	1 018	1 033	1 064
Additional contribution from Hydro-Québec	650	650	650	650	650	650
Investment income(2)	853	649	748	854	965	1 082
Total dedicated revenues	2 354	2 177(3)	2 402	2 522	2 648	2 796
Deposit from the Territorial Information Fund	400	-	-	-	-	-
Total deposits	2 754	2 177	2 402	2 522	2 648	2 796
Use of the Generations Fund to repay borrowings	−4 400	−2 500	-	-	-	-
Book value, end of year	16 812	16 489	18 891	21 413	24 061	26 857
% of net debt	7.1	6.5	7.0	7.6	8.4	9.3
% of GDP	2.8	2.6	2.9	3.2	3.4	3.7

(1) For information purposes, as at December 31, 2024, the fair value of the Generations Fund was $19.2 billion, $3.0 billion more than its book value. Like the book value, the fair value includes accounts receivable ($0.5 billion as at December 31, 2024).

(2) The investment income of the Generations Fund corresponds to realized investment income (interest income, dividends, gains on disposal of assets, etc.). Therefore, the forecast may be adjusted upward or downward according to when the gains or losses are actually realized. An annual return of 4.4% is expected, corresponding to the historical average.

(3) The drop in revenues dedicated to the Generations Fund in 2025-2026 is explained by withdrawals in 2024-2025, which will result in lower investment income in 2025-2026.

The Québec Government's Debt	G.19

Returns of the Generations Fund

The sums dedicated annually to the Generations Fund are deposited with the Caisse de dépôt et placement du Québec. The returns generated help reduce the debt burden.

- From 2007 to 2024, the average return was 5.8%, while the average cost of new borrowings was 3.2%, which represents a difference of 2.6 percentage points.

- In 2024, the difference stood at 6.3 percentage points.

Comparison of the Generations Fund's annual return and the Québec government's borrowing costs (per cent, unless otherwise indicated, on a calendar year basis)
	Rate of return of the Generations Fund	Cost of new borrowings(1)	Difference (percentage points)
2007	5.6	4.7	0.9
2008	−22.4	4.5	−26.9
2009	11.3	4.4	6.9
2010	12.3	4.1	8.2
2011	4.0	3.7	0.3
2012	8.4	3.0	5.4
2013	12.0	3.3	8.7
2014	11.7	3.2	8.5
2015	8.1	2.4	5.7
2016	7.3	2.2	5.1
2017	8.5	2.5	6.0
2018	4.4	2.9	1.5
2019	9.5	2.3	7.2
2020	7.0	1.5	5.5
2021	11.4	1.9	9.5
2022	−7.9	3.5	−11.4
2023	9.3	4.1	5.2
2024	10.4	4.1	6.3
(1) The government's borrowing costs correspond to the yield on 10-year maturity Québec bonds. Source: PC-Bond for the yield on 10-year maturity Québec bonds.

G.20	Budget 2025-2026 Budget Plan

2. FINANCING

2.1 Financing program

The financing program consists of long-term borrowings contracted during the fiscal year. The program is used to, among other things, repay maturing borrowings and meet net financial requirements. The latter include the budgetary deficit as well as the government's capital investments.

For 2024-2025, the program stands at $36.7 billion, which is $0.2 billion more than projected in the March 2024 budget.

This adjustment is due to pre-financing carried out in 2024-2025, whereas all other changes reduce financial requirements.

As at March 5, 2025, the financing program is completed for 2024-2025, and $9.3 billion in pre-financing has been carried out.

TABLE G.8

Government's financing program in 2024-2025 (millions of dollars)
	March 2024	Adjustments	March 2025
Net financial requirements(1)	28 472	−3 036	25 436
Repayments of borrowings	16 904	−151	16 753
Use of the Generations Fund to repay borrowings	−4 400	-	−4 400
Withdrawal from the Accumulated Sick Leave Fund	-	−165	−165
Retirement Plans Sinking Fund withdrawal	−2 500	-	−2 500
Use of pre-financing	-	−3 150	−3 150
Transactions under the credit policy(2)	-	−2 586	−2 586
Pre-financing	-	9 322	9 322
Increase in the outstanding amount of Québec Treasury bills	−2 000	-	−2 000
TOTAL	36 476	234	36 710

Note: A negative entry indicates a source of financing and a positive entry, a financial requirement.

(1) The downward adjustment to net financial requirements is explained, in particular, by transfer revenues received at the beginning of 2024-2025 in relation to agreements with the federal government concluded at the end of 2023-2024.

(2) Under the credit policy, which is designed to limit financial risk with respect to counterparties, the government disburses or receives sums in response to exchange rates movements, among other things. These sums do not affect the debt.

The Québec Government's Debt	G.21

The financing program will stand at $29.7 billion in 2025-2026.

For the four subsequent years, from 2026-2027 to 2029-2030, it will average $31.7 billion.

TABLE G.9

Government's financing program from 2025-2026 to 2029-2030 (millions of dollars)
	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030
Net financial requirements	29 084	25 882	22 456	15 280	13 737
Repayments of borrowings	16 899	14 104	13 309	14 488	17 701
Use of pre-financing	−9 322	-	-	-	-
Use of the Generations Fund to repay borrowings	−2 500	-	-	-	-
Retirement Plans Sinking Fund withdrawal	−2 500	−2 500	−2 500	−2 500	−2 500
Increase in the outstanding amount of Québec Treasury bills	−2 000	-	-	-	-
TOTAL	29 661	37 486	33 265	27 268	28 938

Note: A negative entry indicates a source of financing and a positive entry, a financial requirement.

G.22	Budget 2025-2026 Budget Plan

2.2 Borrowings contracted in 2024-2025

The government aims to achieve stable financing at the lowest possible cost. To that end, it applies a strategy of diversifying sources of funding by market, financial instrument and maturity.

Thus far in 2024-2025, the government has contracted 34% of its borrowings on foreign markets, compared to an average of 30% over the last 10 years. In April 2024, Québec carried out its largest bond issue in any currency, a US$3.75-billion borrowing (C$5.07 billion) with a five-year maturity. Québec plans to continue to take advantage of opportunities to issue on foreign markets.

In 2024-2025, conventional bonds in Canadian dollars are the main debt instrument used.

The average cost of transactions in 2024-2025 was 4.11% with an average maturity of borrowings of 16 years, while the cost of the entire debt was 3.87% with an average remaining maturity of 11 years as at March 31, 2024.

TABLE G.10

Summary of long-term borrowings contracted in 2024-2025

Currencies	$million	%
CANADIAN DOLLAR
Conventional bonds	23 568	64.2
Savings products issued by Épargne Placements Québec	543	1.5
Green bonds	-	-
Immigrant investors(1)	3	-
Subtotal	24 114	65.7
OTHER CURRENCIES
U.S. dollar	7 761	21.1
Euro	1 866	5.1
Pound sterling	1 323	3.6
Australian dollar	1 212	3.3
Swiss franc	434	1.2
Subtotal	12 596	34.3
TOTAL	36 710	100.0

Note: Borrowings contracted as at March 5, 2025.

(1) These borrowings are from sums advanced by immigrant investors. These sums are lent to the government through Investissement Québec.

The Québec Government's Debt	G.23

Green Bond program

In 2017, the government introduced a Green Bond program to fund projects providing tangible benefits with regard to protecting the environment, reducing greenhouse gas (GHG) emissions or adapting to climate change. Through this program, the government is contributing to, among other things, the development of a socially responsible investment market.

The program draws on the Green Bond Principles, a set of guidelines created to bring more transparency to the issuance, disclosure and reporting process.

The Québec Green Bond program's framework, which was updated in July 2022, received the highest rating possible from Shades of Green (formerly part of CICERO).

Nine issues totalling $5.7 billion have been made since the program was launched. Given the demand for Québec's Green Bonds and the government's commitment to the environment, Québec has pledged to be a regular issuer of Green Bonds.

For more information, visit
https://www.finances.gouv.qc.ca/department/financing/green_bonds/.

G.24	Budget 2025-2026 Budget Plan

Funding of public bodies

The main mission of the Financing Fund and Financement-Québec is to offer Québec's public sector bodies financing at the lowest possible cost.

The clientele of the Financing Fund consists of public bodies included in the government reporting entity, whereas the clientele of Financement-Québec consists of public bodies not included in the government reporting entity.

In fiscal 2024-2025, the Financing Fund's loan program amounted to $17.3 billion.
This amount is included in the government's net financial requirements.

Financing Fund's loan program in 2024-2025

(1) This category includes school service centres, school boards, CEGEPs and the Université du Québec and its constituents.

(2) For presentation purposes, Santé Québec is included in this category.

(3) This category includes 27 bodies, such as Société québécoise des infrastructures, Société d'habitation du Québec and Société des établissements de plein air du Québec. It excludes Santé Québec.

Under an Act,[1] Financement-Québec will be dissolved on March 31, 2025. Accordingly, as of April 1, 2025, Financement-Québec's activities will be transferred to the Financing Fund, except for the rights and obligations related to Financement-Québec's bonds, which will be assumed by the government. As a result of this transfer, municipal bodies, private universities and the Montreal Museum of Fine Arts will contract borrowings for their subsidized projects from the Financing Fund.

1 An Act respecting the implementation of certain provisions of the Budget Speech of 12 March 2024 and amending other provisions (S.Q. 2024, c. 39).

The Québec Government's Debt	G.25

Funding of public bodies (cont.)

In fiscal 2024-2025, the loan program of Financement-Québec, which will be dissolved on March 31, 2025, amounted to $1.8 billion. This amount is included in the government's net financial requirements.

Financement-Québec's loan program in 2024-2025

Following the new application of the accounting standard respecting transfer payments, grants related to infrastructure projects are paid in cash rather than as repayment of debt service on long-term loans contracted with the Financing Fund or Financement-Québec.

This change in payment terms was implemented gradually. In 2024-2025, the Ministère de l'Enseignement supérieur and the Ministère des Transports et de la Mobilité durable started making cash payments. As such, no new long-term loans are made in connection with these grants. Conversely, short-term financing for all subsidized infrastructure projects is now provided by the Financing Fund or Financement-Québec.

Essentially, the government continues to finance its infrastructure through long-term borrowing on the financial markets.

G.26	Budget 2025-2026 Budget Plan

2.3 Debt management strategy

The government's debt management strategy aims to minimize the cost of debt while limiting the risks related to fluctuations in foreign exchange and interest rates.

The government uses a range of financial instruments, particularly interest rate and currency swap agreements (swaps), to achieve desired debt proportions by currency and interest rate.

❏ Structure of debt by currency

As at March 31, 2025, before taking swaps into account, 74% of the debt is expected to be in Canadian dollars, 12% in U.S. dollars, 11% in euros, 1% in pounds sterling,
1% in Australian dollars, 1% in Swiss francs, and less than 1% in other foreign currencies (Swedish kronor, yen and New Zealand dollars).

After taking swaps into account, the entire debt is denominated in Canadian dollars.

The government maintains no exposure to foreign currencies of its debt issued on financial markets in order to neutralize the impact of exchange rate variations on debt service.

TABLE G.11

Expected structure of debt by currency as at March 31, 2025 (per cent)
	Before swaps	After swaps
Canadian dollar	74	100
U.S. dollar	12	-
Euro	11	-
Pound sterling	1	-
Australian dollar	1	-
Swiss franc	1	-
Other (Swedish krona, yen and New Zealand dollar)	-(1)	-
TOTAL	100	100

Note: This is the debt issued on financial markets by the government and Financement-Québec.

(1) The proportion of debt attributable to other currencies before swaps is less than 1%.

The Québec Government's Debt	G.27

❏ Structure of debt by type of interest rate

The government keeps part of its debt at fixed interest rates and part at floating interest rates.

As at March 31, 2025, after taking swaps into account, the share of debt subject to an interest rate change in 2025-2026 is expected to stand at 16.0%. This share includes debt at floating interest rates (12.3%) as well as debt at fixed rates to be refinanced in 2025-2026 (3.7%).

The proportion of debt at fixed interest rates is expected to be 87.7%, made up of 84.0% of debt maturing in more than one year and 3.7% of debt to be refinanced in 2025-2026.

CHART G.4 Expected structure of debt by type of interest rate as at March 31, 2025

Note: This is the debt issued on financial markets by the government and Financement-Québec.

G.28	Budget 2025-2026 Budget Plan

❏ Debt maturity

Maturities of new borrowings are distributed over time to ensure a stable refinancing profile as well as the government's regular presence on capital markets. To date, approximately 81% of the borrowings contracted in 2024-2025 had a maturity of 10 years or more. The average share of issues for these terms over the last 10 years represents 77%. The average maturity of borrowings is 16 years in 2024-2025.

CHART G.5 Maturity of transactions carried out in 2024-2025

Note: Borrowings contracted as at March 5, 2025. (1) This category includes a €1.25-billion issue with a 15-year maturity.

The diversification of borrowings by term is reflected on the debt maturity profile as shown in the following chart. As at March 31, 2025, the average maturity of the debt is expected to be 11 years.

CHART G.6 Expected maturity of long-term debt as at March 31, 2025
(millions of dollars)

Note: This is the long-term debt of the Québec government and Financement-Québec issued on financial markets, minus the balance of the Sinking Fund for Government Borrowing.

The Québec Government's Debt	G.29

2.4 Yield on the Québec government's securities

The recent fall in interest rates brings the yield of 3-month Québec Treasury bills to 2.7%, its lowest level since June 2022. The yield on 10-year Québec government securities stands at 3.5% after reaching 4.8% in October 2023. The decline in yields in recent months reflects the gradual reduction in the Bank of Canada's policy rate since June 2024.

CHART G.7 Yield on the Québec government's securities
(per cent)

Sources: PC-Bond and Ministère des Finances du Québec.

Since March 2024, yields on 10-year Québec government securities have been higher than those issued by Ontario for the same maturity using the constant maturity method. At present, the spread is around 3 basis points.

CHART G.8 Yield spread on long-term (10-year) securities
(percentage points)

Source: PC-Bond.

G.30	Budget 2025-2026 Budget Plan

3. PENSION PLANS AND FUNDS DEPOSITED BY THE MINISTÈRE DES FINANCES WITH THE CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

3.1 Net liability for pension plans

The Québec government covers its share of the funding of its employees' pension plans, which are defined-benefit plans.

In its financial statements, it discloses its pension obligations, which correspond to the present value of the retirement benefits that it will pay to its employees. These obligations are re-evaluated annually. The result is the pension plans liability.

Sums are accumulated in the Retirement Plans Sinking Fund (RPSF) and other funds to pay retirement benefits. The value of these assets is subtracted from the liability to measure the government's net commitment, called the net pension plans liability. This amount is included in the government's debt.

As at March 31, 2024, the net liability for pension plans and other employee future benefits stood at $3.6 billion, down $3.2 billion from data as at March 31, 2023.

TABLE G.12

Net liability for pension plans and other employee future benefits as at March 31, 2024 (millions of dollars)
Liabilities
Pension plans liability(1)	124 640
Other employee future benefits liability	1 315
Liability for pension plans and other employee future benefits	125 955
Assets
Retirement Plans Sinking Fund (RPSF) and other funds(2)	−120 902
Funds dedicated to other employee future benefits	−1 433
Asset for pension plans and other employee future benefits	−122 335
NET LIABILITY FOR PENSION PLANS AND OTHER EMPLOYEE FUTURE BENEFITS	3 620

(1) Mainly the Government and Public Employees Retirement Plan (RREGOP) and the Pension Plan of Management Personnel (PPMP).

(2) The value of the RPSF stands at $114.3 billion. The other funds consist mainly of that of the Pension Plan of the Université du Québec. For the RPSF, this is the book value. For information purposes, as at December 31, 2024, the market value of the RPSF was $123.2 billion.

The Québec Government's Debt	G.31

The Retirement Plans Sinking Fund in proportion to actuarial obligations

The Retirement Plans Sinking Fund (RPSF) was created by the Québec government in 1993. It is an asset that was established for the payment of retirement benefits of public and parapublic sector employees. In December 1999, as part of the agreement concluded for the renewal of its employees' collective agreements, the government had set the objective of ensuring that the book value of the sums accumulated in the RPSF would be equal, in 2020, to 70% of its actuarial obligations in respect of the pension plans of public and parapublic sector employees.

- The objective was reached as at March 31, 2018, that is, two years sooner than anticipated.

- As at March 31, 2024, the RPSF was equal to 91% of the actuarial obligations in respect of pension plans.

To provide for the payment of government employees' pension benefits, a first withdrawal from the RPSF of $2.5 billion was made in 2024-2025. Annual withdrawals of the same amount are planned until 2029-2030. Withdrawals help to reduce the financing program.

Book value of the RPSF in proportion to the government's actuarial obligations in respect of the pension plans of public and parapublic sector employees as at March 31
(per cent)

G.32	Budget 2025-2026 Budget Plan

3.2 Returns on funds deposited with the Caisse de dépôt et placement du Québec

The main funds deposited by the Ministère des Finances with the Caisse de dépôt et placement du Québec (RPSF, Generations Fund and Accumulated Sick Leave Fund [ASLF]) are managed in accordance with investment policies established by the Ministère des Finances in cooperation with representatives of the Caisse.

These investment policies are established based on several factors, including 10-year return forecasts, standard deviations and correlations for various categories of assets, opportunities for investing in these assets and recommendations of the Caisse.

In 2024, the return on funds deposited by the Ministère des Finances with the Caisse was 9.6% for the RPSF, 10.4% for the Generations Fund and 9.6% for the ASLF.

- The results achieved by the Caisse in 2024 are mainly due to good returns on its investments in equity markets.

- The superior return for the Generations Fund can be explained by differences in its investment policy. The Generations Fund, by its very nature, holds more liquid investments such as stocks and bonds.

The investment policies of these three funds are presented on the next page.

TABLE G.13

2024 return on and market value of funds deposited by the Ministère des
Finances with the Caisse de dépôt et placement du Québec

	Rate of return in 2024	Market value as at December 31, 2024
	(%)	($billion)
Retirement Plans Sinking Fund (RPSF)	9.6	123.2
Generations Fund	10.4	18.7
Accumulated Sick Leave Fund (ASLF)	9.6	1.0

The Québec Government's Debt	G.33

❏ Comparison of investment policies

TABLE G.14

Investment policies as at January 1, 2025 (per cent)
Specialized portfolio	RPSF and ASLF	Generations Fund	Average benchmark portfolio of depositors as a whole(1)
Short-term investments	1.0	1.0	1.2
Rates(2)	9.5	10.0	10.0
Credit(3)	24.5	30.0	20.4
Total - Fixed income	35.0	41.0	31.6
Infrastructure	13.5	9.0	11.9
Real estate	10.0	7.0	11.8
Total - Real assets	23.5	16.0	23.7
Equity markets	25.5	34.0	29.4
Private equity	16.0	9.0	16.7
Total - Equities	41.5	43.0	46.1
Leverage product	-	-	−1.4
TOTAL	100.0	100.0	100.0

RPSF: Retirement Plans Sinking Fund.

ASLF: Accumulated Sick Leave Fund.

(1) Data as at December 31, 2023, drawn from the 2023 Annual Report of the Caisse de dépôt et placement du Québec.

(2) This portfolio consists of government bonds.

(3) Broader range of instruments with fixed income securities characteristics.

G.34	Budget 2025-2026 Budget Plan

4. CREDIT RATINGS

4.1 Québec's credit ratings

A credit rating helps measure the ability of a borrower, such as the Québec government, to pay interest on its debt and repay the principal at maturity.

A high credit rating means access to a broader pool of investors and advantageous borrowing costs.

Québec's credit rating is evaluated by five credit rating agencies.

In 2024, all the rating agencies that rate Québec confirmed its credit rating with a stable outlook.

TABLE G.15

Québec's credit ratings
Credit rating agency	Credit rating	Outlook
Standard & Poor's (S&P)	AA−	Stable
Moody's	Aa2	Stable
Fitch Ratings	AA−	Stable
Morningstar DBRS	AA (low)	Stable
Japan Credit Rating Agency (JCR)	AAA	Stable

Note: Québec's credit ratings as at March 5, 2025.

The Québec Government's Debt	G.35

4.2 Comparison of the credit ratings of Canadian provinces

The following charts show the credit ratings of Canadian provinces assigned by Standard & Poor's, Moody's, Fitch Ratings and Morningstar DBRS.

CHART G.9 Credit rating of Canadian provinces - Standard & Poor's

Note: Credit ratings as at March 5, 2025. (1) This province has a negative outlook. (2) These provinces have a positive outlook.

CHART G.10 Credit rating of Canadian provinces - Moody's

Note: Credit ratings as at March 5, 2025. (1) This province has a negative outlook. (2) These provinces have a positive outlook.

G.36	Budget 2025-2026 Budget Plan

CHART G.11 Credit rating of Canadian provinces - Fitch Ratings

Note: Five provinces receive a credit rating from Fitch Ratings. Credit ratings as at March 5, 2025.
CHART G.12 Credit rating of Canadian provinces - Morningstar DBRS

Note: Credit ratings as at March 5, 2025.

The Québec Government's Debt	G.37

APPENDIX: REPORT ON THE APPLICATION
OF THE ACT TO REDUCE
THE DEBT AND ESTABLISH
THE GENERATIONS FUND

❏ Debt reduction objective

The Act to reduce the debt and establish the Generations Fund stipulates that, for fiscal years 2032-2033 and 2037-2038, the net debt presented in the government's financial statements may not exceed 35.5% and 32.5% of GDP, respectively. These ratios correspond to the maximum limit of the respective targets of 33% and 30% of GDP that were announced by the government in the March 2023 budget speech.

Developments in the budgetary situation since the March 2023 budget call for a review of these targets.

- Over the past 24 months, the government has increased its public infrastructure investments and invested in public services, notably to improve working conditions for public and parapublic sector employees. Budget 2025-2026 also includes measures to stimulate business investment and innovation. Another recent significant event has been low runoff in Hydro-Québec's basins, which has reduced government revenue.

- In this context, the government is adjusting its targets for reducing net debt to GDP by 2032-2033 from 33.0% to 35.5% and its target for reducing net debt to GDP by 2037-2038 from 30.0% to 32.5%. Given the difficulty of forecasting how the economy will change over the long term, the government is continuing to provide an interval for these two targets.7

TABLE G.16

The new debt reduction targets
	Targets announced in March 2023	New targets
Net debt by 2032-2033 (intermediate target)	33% of GDP (±2.5% of GDP)	35.5% of GDP (±2.5% of GDP)
Net debt by 2037-2038	30% of GDP (±2.5% of GDP)	32.5% of GDP (±2.5% of GDP)

As at March 31, 2025, Québec's net debt will stand at $235.8 billion, or 38.7% of GDP.

_____________________________________

7  For this purpose, the government will propose legislative amendments to the Act to reduce the debt and establish the Generations Fund.

The Québec Government's Debt	G.39

The Ministère des Finances conducts detailed five-year debt forecasts. For information purposes, a projection of the net debt-to-GDP ratio has been made up to 2037-2038.

Based on this projection, it is expected that:

- net debt to GDP will stand at 36.7% as at March 31, 2033, below the new maximum limit of 38.0% of GDP;

- net debt to GDP will stand at 32.4% as at March 31, 2038, below the new maximum limit of 35.0% of GDP.

❏ Deposits in the Generations Fund

In accordance with the changes made to the Act in December 2023, three sources of revenue are now dedicated to the Generations Fund:

- water-power royalties, which are paid by Hydro-Québec and private hydroelectricity producers;

- an additional contribution from Hydro-Québec, set at $650 million per year, taken from the dividend paid by Hydro-Québec to the government;

- income generated by the investment of the sums making up the Generations Fund.

In 2025-2026, revenues dedicated to the Generations Fund will stand at $2.2 billion. They will rise to $2.8 billion in 2029-2030 and $4.2 billion in 2037-2038.

As at March 31, 2025, the balance of the Generations Fund will stand at $16.8 billion, which is 7.1% of net debt.

Withdrawals from the Generations Fund to repay borrowings will stand at $2.5 billion in 2025-2026. They amounted to $4.4 billion in 2024-2025.8

Withdrawals serve to reduce the financing program and alleviate debt service.

_____________________________________

8  As announced in Budget 2024-2025, these withdrawals include an additional deposit of $400 million to the Generations Fund, drawn from a portion of the accumulated surplus of the Territorial Information Fund of the Ministère des Ressources naturelles et des Forêts.

G.40	Budget 2025-2026 Budget Plan

TABLE G.17

Generations Fund (millions of dollars, unless otherwise indicated)
	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030
Book value, beginning of year(1)	18 458	16 812	16 489	18 891	21 413	24 061
Dedicated revenues
Water-power royalties
Hydro-Québec	736	757	880	892	904	933
Private producers	115	121	124	126	129	131
Subtotal	851	878	1 004	1 018	1 033	1 064
Additional contribution from Hydro-Québec	650	650	650	650	650	650
Investment income(2)	853	649	748	854	965	1 082
Total dedicated revenues	2 354	2 177(3)	2 402	2 522	2 648	2 796
Deposit from the Territorial Information Fund	400	-	-	-	-	-
Total deposits	2 754	2 177	2 402	2 522	2 648	2 796
Use of the Generations Fund to repay borrowings	−4 400	−2 500	-	-	-	-
Book value, end of year	16 812	16 489	18 891	21 413	24 061	26 857
% of net debt	7.1	6.5	7.0	7.6	8.4	9.3
% of GDP	2.8	2.6	2.9	3.2	3.4	3.7

(1) For information purposes, as at December 31, 2024, the fair value of the Generations Fund was $19.2 billion, $3.0 billion more than its book value. Like the book value, the fair value includes accounts receivable ($0.5 billion as at December 31, 2024).

(2) The investment income of the Generations Fund corresponds to realized investment income (interest income, dividends, gains on disposal of assets, etc.). Therefore, the forecast may be adjusted upward or downward according to when the gains or losses are actually realized. An annual return of 4.4% is expected, corresponding to the historical average.

(3) The drop in revenues dedicated to the Generations Fund in 2025-2026 is explained by withdrawals in 2024-2025, which will result in lower investment income in 2025-2026.

The Québec Government's Debt	G.41